1 For Release: December 19, 2025 Attention: Business Editors VERSABANK ANNOUNCES APPOINTMENT OF GLOBAL CFO AND EXECUTIVE PROMOTION IN SUPPORT OF PROPOSED CORPORATE REALIGNMENT LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to- business digital banking, today announced the following appointment and executive promotion, effective January 5, 2026, in support of the Bank’s previously announced proposed restructuring to the standard framework of a US Bank (previously referred to as the corporate realignment). • Nicolas Ospina has been appointed to the newly created role of Global Chief Financial Officer with responsibility for oversight of the Bank’s finance function at the corporate level. • John Asma has been promoted to Executive Vice President with responsibilities for operation and execution of strategy for Canadian Digital Banking operations. John was previously Chief Financial Officer of VersaBank, a position he had held since December 2023, and previously held multiple additional executive roles with the Bank. “These announcements represent an important step in support of our growth strategy for the near and long-term,” said David Taylor, Founder and President, VersaBank. “By elevating a proven leader and welcoming a strategic addition, we are strengthening our ability to execute on our priorities in the US and Canada, as well as positioning the Bank for additional future opportunities to drive long-term value for our shareholders for many years to come.” “Mr. Ospina joins VersaBank from Raymond James’ Financial Services Investment Banking Group, bringing over a decade of banking, financial services, and capital markets experience to our organization. As an integral part of the Raymond James team that served as lead book-runner on VersaBank’s recent share offerings, he has a deep understanding of our business and tremendous industry perspective that combine to make him ideally suited for this role.” “John has done an incredible job as CFO during a transformational period for VersaBank, notably with respect to our expansion into the US and the launch and rapid ramp-up of our Receivable Purchase Program in that country. His deep understanding of our business and commitment to operational excellence have been instrumental to our success. We look forward to his continued contribution in his new role, where he will focus on driving growth and efficiency in the Canadian market.” Mr. Ospina brings to VersaBank more than a decade of financial services and capital markets experience, having spent more than ten years at Raymond James & Associates, where he most recently served as a Vice President in Financial Services Investment Banking. During his tenure, he advised depository institutions on buy-side and sell-side M&A, equity and debt capital markets transactions, and strategic initiatives, completing more than 50 transactions across the U.S. banking sector. His experience includes leading complex executions, preparing board and committee materials and fairness opinions, supporting regulatory and investor processes, and working closely with executive teams through transaction lifecycles. Mr. Ospina holds an MBA and MS in Management and brings a disciplined, risk-aware, and institutionally focused perspective well aligned with the Canadian banking environment.

2 About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. Forward-Looking Statements This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the Reorganization; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the Reorganization; the key elements of the Reorganization; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Receive Purchase Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward- looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

3 The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2025. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.